NCL CORPORATION LTD.

7665 Corporate Center Drive

Miami, Florida 33126

April 12, 2012

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

NCL Corporation Ltd.

Registration Statement on Form F-4 (File No. 333-180281)

Ladies and Gentlemen:

NCL Corporation Ltd. (the “Registrant”) has filed a registration statement on Form F-4 (the “Registration Statement”) for the proposed registration under the Securities Act of 1933 (the “Securities Act”), of $100,000,000 aggregate principal amount of the Registrant’s 9.50% Senior Notes due 2018 (the “Exchange Notes”) to be offered in exchange (the “Exchange Offer”) for the Registrant’s outstanding 9.50% Senior Notes due 2018 (the “Old Notes”). The Registrant is registering the Exchange Notes in reliance upon the position enunciated by the Staff of the Securities and Exchange Commission in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), and in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991).

The Registrant represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of such Registrant’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the aforementioned no action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The Registrant acknowledges that such a resale transaction by such person participating in the Exchange Offer pursuant to such arrangement or understanding for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

The Registrant will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that it is the position of the Staff that any broker-dealer that holds the Old Notes for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Notes in exchange for the Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes and must confirm that is has not entered into any arrangement or understanding with the Registrant or any of its affiliates to deliver the Exchange Notes. Each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

Very truly yours,

NCL Corporation Ltd.

By:	/s/ DANIEL S. FARKAS
Name: Daniel S. Farkas
Title: Senior Vice President and General
Counsel

cc:	Tracey A. Zaccone, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP